ROLLING THUNDER EXPLORATION LTD.

COMPENSATION COMMITTEE CHAIR

POSITION DESCRIPTION

Appointment

1.

The Chair of the Compensation Committee will be appointed, serve and be removed at the pleasure of the Board.

Duties of the Compensation Committee Chair

2.

In addition to fulfilling his or her duties as an individual director, the duties of the Compensation Committee Chair are to:

(a)

lead the Compensation Committee in discharging all duties set out in the Compensation Committee Charter;

(b)

take reasonable steps to ensure that the Compensation Committee members execute their duties pursuant to the Compensation Committee Charter;

(c)

manage the affairs of the Compensation Committee to ensure that the Compensation Committee is organized properly and functions effectively;

(d)

preside at, call and schedule each meeting of the Compensation Committee and prepare an agenda for each meeting;

(e)

coordinate with the corporate secretary, management and advisors engaged by the Compensation Committee to ensure that:

(i)

documents are delivered to members in sufficient time in advance of Compensation Committee meetings for a thorough review;

(ii)

matters are properly presented for the Compensation Committee’s consideration at meetings;

(iii)

members have an appropriate opportunity to discuss issues at each meeting;

(iv)

members have an appropriate opportunity to question management, employees and advisors regarding compensation issues and all other matters of importance to the Compensation Committee; and

(v)

members work constructively towards their recommendations to the Board;

(f)

communicate with each member of the Compensation Committee to ensure that:

(i)

each member has the opportunity to be heard and participate in decision making; and

(ii)

each member is accountable to the Compensation Committee;

(g)

arrange for the preparation, accuracy and distribution of all minutes of the Compensation Committee to its members and advisors, as appropriate;

(h)

ensure that the Compensation Committee, following each meeting:

(i)

reports to the Board regarding its activities, findings and recommendations; and

(ii)

makes Committee information available to any director upon request; and

(i)

assist in maintaining effective working relationships between Committee members, the Board, the CEO, advisors, executive officers and management.

APPROVED BY THE BOARD ●, 2006